ALMAH, INC.
           Pembroke House, 28-32 Pembroke St Upper, Dublin 2, Ireland
                             Telephone 353-871536401
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                                                               February 21, 2012

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Almah, Inc.
    Registration Statement on Form S-1
    Filed January 5, 2012
    File No. 333-178883

Dear Ms. Ransom:

Thank you for your assistance in the review of our filing. In response to your comment letter dated February 1, 2012 we have the following responses. We have filed on EDGAR a marked revised copy of our Registration Statement on Form S-1/A which incorporates the changes made in response to your comments as itemized herein.

General

1. For the reasons below, we do not believe that the Registrant is a blank check company. According to the language of Rule 419, a blank check company "is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person..." We have researched the market place and believe that we have provided a detailed business plan including the budget we have developed, a description of products, our marketing plan and discussions of competition and risk factors associated with our industry. Since the initial filing of the Registration Statement we have signed a second distribution agreement and have disclosed the details in the amendment. Management continues to pursue agreements with both suppliers and customers while the website is being developed to a point that we are able to process and fulfill online orders. The Company has no plans to merge with another company; we plan to implement our business plan as set forth in the Registration Statement and have, therefore, deleted the reference in the Forward Looking Statements section to the risks associated with acquisitions.

Prospectus Summary, page 3

2. We have added to the prospectus summary a brief discussion of the going concern opinion of our auditor and the risk that our business may not succeed.

Risk Factors, page 4

3. We currently have a risk factor that addresses the fact that "We do not yet have any substantial assets or operations and are totally dependent upon the proceeds of this offering to fund our business." We further disclose that "If we do not sell the shares in this offering, we will have to seek alternative financing or raise additional capital to complete our business plans or abandon them." We believe this risk factor accurately addresses our future plans. We have not included a risk factor that we may enter into a reverse merger because we have no plans to do so and such a risk factor would be inconsistent with our business plan.

Use of Proceeds, page 14

4. We have expanded the disclosure to indicate how we will allocate the proceeds of the offering if we are only able to raise 25% and 75% of the offering. We have also indicated the order of priority of the use of proceeds in the event we are unable to raise the full offering amount.

Dilution, page 15

5. We have updated the dilution presentation to include the financial condition of the company as of 12/31/11.

Plan of Distribution, page 16

6. The Company seeks a registered public offering with the United States Securities and Exchange Commission because the capital markets of the United States are more liquid than European markets, especially Ireland (in the opinion of the Company). The Company is seeking to maximize the investment made by its shareholders in the Company. Further, Mr. Power has friends, family members and business acquaintances outside of Europe, some of whom reside in the United States, who are all potential investors. Thus, by registering the shares in the United States it gives more incentive for any U.S. investors to purchase shares in the offering, assuring the Company is compliant with the U.S. Securities and Exchange Commission's disclosure requirements. We have added this disclosure to the Plan of Distribution section of the amended Registration Statement.

Description of Business, page 19

7.   We have disclosed how we plan to fund our continuing operations.

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
Market for Common Equity and Related Stockholder Matters, page 22

8.   We have removed the reference to "listed" and now use "quoted".

Future Sales by Existing Stockholders, page 31

9. We have added a disclosure regarding the limitation on the use of Rule 144 by shell companies and former shell companies.

Undertakings, page II-2

10.  We have included the  undertaking  required by Item 512(a)(6) of Regulation
     S-K.

Exhibit 5, Legal Opinion

11.  The legal opinion has been revised to include counsel's consent.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated February 1, 2012. However, we will provide further information upon request.

Sincerely,


/s/ Joey Power
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Joey Power
President & Director


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